Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001- 32650)
INTERCONTINENTALEXCHANGE DELIVERS
MERGER AGREEMENT TO CBOT BOARD OF DIRECTORS
ICE TO HOLD MEETING IN CHICAGO ON MARCH 21
FOR CBOT MEMBERS TO DISCUSS ICE’S SUPERIOR PROPOSAL
Atlanta, GA (March 19, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today announced it has delivered a proposed merger agreement to the Board of Directors of CBOT Holdings, Inc. (NYSE: BOT) that accepts substantially all of the terms of CBOT’s merger agreement with Chicago Mercantile Exchange Holdings Inc. (NYSE: CME).
“We believe the ICE offer clearly constitutes a superior proposal under the terms of CBOT’s agreement with CME,” said Jeffrey C. Sprecher, Chairman and CEO of ICE. “Our offer provides more than $1 billion, or over $21 per share, in additional current value, and it also offers greater synergies and a much larger ownership stake in a better positioned, faster growing company headquartered in Chicago that would be the world’s most comprehensive derivatives exchange.”
ICE’s Superior Offer
Based on Friday’s closing prices, the ICE offer conveyed in the proposed merger agreement is valued at $179.46 per CBOT share, 13.3% above the $158.42 value per CBOT share of the CME transaction. Under the ICE offer, the combined company would continue the Chicago Board of Trade name and leverage it as it creates a leading operating company for its regulated futures exchanges in Chicago, New York, London and Dublin. CBOT shareholders would own approximately 51.5% of the combined company vs. only 31% in the CME transaction, increasing their participation in the substantial strategic and financial benefits of the combination.
ICE is committed to preserving and better monetizing the many valuable CBOT assets, including its vast fixed income and agricultural markets, its CBOE trading rights, its precious metals complex, and its strong global brand. ICE would maintain the established floor to promote competition and liquidity.

Comparative Market Shares
Unlike a CME/CBOT combination, ICE believes there are no significant antitrust risks in an ICE/CBOT combination. There is no indication as to when the outcome of the regulatory review of the CME/CBOT combination by the U.S. Department of Justice will become known. ICE and CBOT have complementary product offerings and an ICE/CBOT combination would have virtually no product overlap.
Based on Futures Industry Association data, an ICE/CBOT combination would have pro forma 2006 U.S. market share of 33.4% vs. 87.3% for a CME/CBOT combination (including NYMEX contracts traded on Globex). A CME/CBOT combination would have the following market shares in certain key products:
•	Interest rates: 100.0%
•	Equity indices: 99.7%
•	Foreign currencies: 96.8%
Leading Global Commodity Markets Technology
ICE has a scalable technology platform and infrastructure in place to maximize efficiencies for the global trading community. The ICE platform is distributed via the largest electronic network and is among the leading derivatives platforms globally based on its speed, functionality and reliability. In addition, ICE uniquely provides global accessibility and integrated capabilities for trading futures, options on futures, and bilateral and cleared OTC markets, based on its patented electronic execution technology for OTC markets.
Committed To Creation Of World-Class Clearing Organization
ICE will work with the global clearing community to create a margining structure that optimizes capital efficiency and preserves the safety and security required of a global clearinghouse. As an early leader in recognizing and unlocking the value of clearing, ICE is committed to building and investing in a clearinghouse that offers a new level of service to the FCMs, customers, exchanges and broker community as well as to its plans for growth and new product development. ICE believes there are substantial long-term savings to the industry through the preservation of a competitive environment and is confident that its market-leading capabilities in supporting OTC trading can be extended to CBOT’s marketplace by January 2009, when CBOT’s existing clearing agreement with CME could be terminated.
Greater Synergies Available To Shareholders
An ICE/CBOT combination would benefit from greater merger synergies than a CME/CBOT combination based on combining the resources and assets of CBOT, ICE and the New York Board of Trade (NYBOT). These synergies, net of the costs to achieve them, are estimated to be $240 million annually beginning in 2009. ICE believes the ICE/CBOT combination would create a more diverse, valuable and relevant product mix for both ICE and CBOT customers across the fixed income, foreign exchange, energy and agriculture commodity markets, supported by integrated clearing capabilities and world-class trading technology. In addition, as agricultural commodities are increasingly viewed in the context of energy, the combination of energy and agricultural complexes would be uniquely positioned to capture the development and integration of these vital markets.
Definitive Agreement For Superior Transaction Could Be Completed Quickly
ICE’s proposal to exchange 1.42 ICE shares per CBOT share is based on publicly available information and is subject to completion of a confirmatory due diligence review, including discussions with the CBOT management and Board of Directors.
“We are ready to commence our due diligence review immediately. We are confident that, given our knowledge of CBOT’s business and with its cooperation, we can complete our review and be in a position to execute a definitive transaction agreement within one week,” said Jeff Sprecher.
He concluded, “The ICE and CBOT management teams both have strong records of execution and transformation in the traditional exchange space. At ICE, we have successfully integrated two traditional exchanges into our high-growth model while preserving the best features of these valuable exchanges and developing a valuable OTC franchise. We are confident that together, we can provide transformative solutions to create an exchange that provides a strong alternative to CME’s near-monopoly at a time when our industry is growing rapidly while preserving the innovation, competition and customer choice that have fueled this growth.”
Chicago CBOT Member Meeting
Jeff Sprecher will host an informational meeting in Chicago for CBOT members on March 21 at 3:30 p.m. CT to discuss the ICE proposal and answer questions.
The meeting will not be open to the public or media, but interested parties may listen via telephone by dialing (888) 823-7459 from the United States, or (973) 935-8751 from outside of the United States. The passcode is 8594733. For participants on the telephone, please dial in 10 minutes prior to the start of the call. A live audio webcast of the call also will be available on the company’s website at www.theice.com under About ICE/Investor Resources.
The call will be archived on ICE’s website and on www.theicecbot.com. A replay will be available at (877) 519-4471 for callers within the United States and at (973) 341-3080 for callers outside of the United States. The replay passcode is 8594733.

Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Resources and at www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements — Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (“SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this release.
Important Merger Information
In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL SUCH OTHER RELEVANT MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE’s executive officers and directors in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2006 annual meeting of stockholders, dated April 3, 2006. Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
ICE intends to file a proxy statement in connection with the CBOT special meeting of stockholders scheduled for April 4, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read that proxy statement and the accompanying proxy card when they become available, as they will contain important information. Copies of that proxy statement, and amendments or supplements to that proxy statement, and other documents filed by ICE, if and when such documents become available, may be obtained, without charge, at the SEC’s website (http://www.sec.gov); or from ICE by directing a request to

ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations or by emailing a request to ir@theice.com.
Contact:
IntercontinentalExchange
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)